Exhibit 99.1

FOR IMMEDIATE RELEASE	September 4, 2012

Micromem Technologies Inc. Extends Reprices Warrants and
Completes Convertible Debenture

Toronto, New York, September 4, 2012: Micromem Technologies Inc. (the “Company”) (CNSX: MRM, OTCBB: MMTIF) announces the extension of 1,666,667 Warrants by one year and amends the exercise price to $0.19. These Warrants were originally issued with respect to a private placement completed in 2011.

The Company also announces the completion of a Convertible Debenture (“Debenture”). The terms of the Debenture are CDN $125,000 and will bear an interest rate of 2% per month for six months. The Debenture carries a conversion privilege, at the option of the lender, into Units (Units) of the Company. Each Unit consists of one Common Share (Common Share) and one Common Share Purchase Warrant (Warrant). If elected to convert the Debenture the outstanding balance, inclusive of interest, will be converted into Units of the Company at a price of CDN $0.18 for the Common Share and CDN $0.22 for the Warrants, which are exercisable for a 12 month period. In addition, the Company issued of 553,413 Common Shares for debenture conversion.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
               CNSX - Symbol: MRM

Shares issued: 129,074,603
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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